07022451

File No. 82-4018

RWE Aktiengesellschaft

Essen

Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

On 29 March 2007 Allianz SE, Munich, Germany, has informed us in accordance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) that their share in voting rights in RWE Aktiengesellschaft exceeded the 3% hurdle on March 26, 2007, amounting to 3.69% on that day (19,325,465 voting rights). 3.68% (19,262,487 voting rights) of the voting rights are allocable to Allianz SE pursuant to Sec. 22, Para. 1, Sentence 1, Item 1 of the German Securities Trading Act (WpHG) and 0.01% (46,198 voting rights) is allocable to Allianz SE pursuant to Sec. 22, Para. 1, Sentence 1, Item 6 of the German Securities Trading Act (WpHG). The voting rights are allocated to Allianz SE via the following subsidiaries, whose share in voting rights in RWE Aktiengesellschaft amounts to 3% or more: Allianz Deutschland AG, Munich, Germany; Allianz Versicherungs-Aktiengesellschaft, Munich, Germany.

Furthermore, Allianz SE has informed us of the following in compliance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) in conjunction with Sec. 24 of the German Securities Trading Act (WpHG):

The share of voting rights in RWE Aktiengesellschaft held by Allianz Deutschland AG, Munich, Germany, exceeded the 3% hurdle on March 26, 2007, amounting to 3.60% on that day (18,820,202 voting rights). According to Sec. 22, Para. 1, Sentence 1, Item 1 of the German Securities Trading Act (WpHG), these voting rights are allocable to Allianz Deutschland AG. In this connection the voting rights of Allianz Versicherungs-Aktiengesellschaft, Munich, Germany, which holds a share of the voting rights in RWE Aktiengesellschaft of 3% or more, are allocable to Allianz Deutschland AG.

The share of voting rights in RWE Aktiengesellschaft held by Allianz Versicherungs-Aktiengesellschaft, Munich, Germany, exceeded the 3% hurdle on March 26, 2007, amounting to 3.10% on that day (16,244,029 voting rights).

RWE Aktiengesellschaft

The Executive Board

March 30, 2007

dlw 4/10

END